Exhibit 11

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Three Months Ended March 31, 2007
Income available to common stockholders	$1,225,732
Weighted average shares outstanding	4,975,542
Basic earnings per share	$0.25
Income for diluted earnings per share	$1,225,732
Total weighted average common shares and equivalents outstanding for diluted computation	4,981,275
Diluted earnings per share	$0.25